UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*

                          HEALTHCARE ACQUISITION CORP.
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                                (Name of Issuer)


                         COMMON STOCK $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   421923103
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                                 (CUSIP Number)

                                 Copy to: Stephen A. Cohen, Esq.
Seneca Ventures                           Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                          750 Lexington Avenue
Brookville, New York 11545                New York, New York 10022
Telephone (516) 626-3070                  Telephone (212) 735-8600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 10, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 421923103
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Woodland Partners
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               25,000 shares                                      1.2%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             202,300 shares                                     9.6%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        25,000 shares                                      1.2%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        202,300 shares                                     9.6%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      227,300 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 421923103
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Barry Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               62,300 shares                                      3.0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             165,000 shares                                     7.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        62,300 shares                                      3.0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        165,000 shares                                     7.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      227,300 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 421923103
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Marilyn Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               20,000 shares                                      1.0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             207,300 shares                                     9.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        20,000 shares                                      1.0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        207,300 shares                                     9.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      227,300 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 421923103
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Woodland Venture Fund
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               50,000 shares                                      2.4%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             177,300 shares                                     8.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        50,000 shares                                      2.4%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        177,300 shares                                     8.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      227,300 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 421923103
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Seneca Ventures
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC, OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               50,000 shares                                      2.4%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             177,300 shares                                     8.4%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        50,000 shares                                      2.4%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        177,300 shares                                     8.4%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      227,300 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 421923103
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Woodland Services Corp.
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                             0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             227,300 shares                                     10.8%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                              0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        227,300 shares                                    10.8%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      227,300 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 421923103
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      The Marilyn and Barry Rubenstein Family Foundation
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               20,000 shares                                      1.0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             207,300 shares                                     9.9%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        20,000 shares                                      1.0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        207,300 shares                                     9.9%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      227,300 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      10.8%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 421923103
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Brian Rubenstein
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*                  a.  |X|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      OO
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0 shares                                             0%
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             20,000 shares                                      1.0%
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0 shares                                             0%
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        20,000 shares                                      1.0%
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      20,000 shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      1.0%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement, dated March 10, 1997, constitutes Amendment No. 2 to the
Schedule 13D, dated March 8, 1996, regarding the reporting persons' ownership of Common Stock of Healthcare Acquisition Corp. (the "Issuer").

      The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 2 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. Pursuant to Rule 13d-2, it shall state the information which has materially changed since the filing of the Schedule.

ITEM 5. Interests in Securities of Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 2,100,000 shares of Common Stock outstanding as reported by the Issuer's Form 10-Q for the quarter ended September 30, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of March 10, 1997:

                                Shares of         Percentage of Shares
                              Common Stock           of Common Stock
Name                      Beneficially Owned(1)   Beneficially Owned(1)
----                      ---------------------   ---------------------

Woodland Partners               227,300(2)                  10.8%
Barry Rubenstein                227,300(3)                  10.8%
Marilyn Rubenstein              227,300(4)                  10.8%
Seneca Ventures                 227,300(5)                  10.8%
Woodland Venture Fund           227,300(6)                  10.8%
Woodland Services Corp.         227,300(7)                  10.8%

--------

(1) Does not include shares of Common Stock issuable upon the exercise of the Warrants or the Bridge Warrants.

(2) Woodland Partners disclaims beneficial ownership of 62,300 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 20,000 shares of Common Stock owned by Marilyn Rubenstein, 50,000 shares of Common Stock owned by Seneca, 50,000 shares of Common Stock owned by Fund and 20,000 shares of Common Stock owned by the Foundation.

(3) 22,500 shares of Common Stock beneficially owned by Barry Rubenstein represents his equity interest in Woodland Partners. Mr. Rubenstein disclaims beneficial ownership of 2,500 shares of Common Stock held by Woodland Partners (which represents his wife's equity interest in Woodland Partners), 20,000 shares of Common Stock owned individually by his wife, Marilyn Rubenstein, 39,000 shares of Common stock owned by Seneca, and 32,971 shares of Common Stock owned by Fund.

(4) 2,500 shares of Common Stock represents Mrs. Rubenstein's equity interest in Woodland Partners, and 4,742 shares of Common Stock represents Mrs. Rubenstein's equity interest as a limited partner of Seneca. Mrs. Rubenstein disclaims beneficial ownership of 22,500 shares of Common Stock held by Woodland Partners (which represents her husband's equity interest in Woodland Partners), 62,300 shares of Common Stock held in Barry Rubenstein's Rollover IRA Account, 45,258 shares of Common Stock owned by Seneca, and 50,000 shares of Common Stock owned by Fund.

(5) Seneca disclaims beneficial ownership of 25,000 shares of Common Stock owned by Woodland Partners, 62,300 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 20,000 shares of Common Stock owned individually by Marilyn Rubenstein, 50,000 shares of Common Stock owned by the Fund, and 20,000 shares of Common Stock owned by the Foundation.

(6) Fund disclaims beneficial ownership of 25,000 shares of Common Stock owned by Woodland Partners, 62,300 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 20,000 shares of Common Stock owned individually by Marilyn Rubenstein, 50,000 shares of Common Stock owned by Seneca, and 20,000 shares of Common Stock owned by the Foundation.

(7) 76 shares of Common Stock beneficially owned by Services represents its equity interest in Fund, and 83 shares of Common Stock beneficially owned by Services represents its equity interest in Seneca. Services disclaims beneficial ownership of 25,000 shares of Common Stock owned by Woodland Partners, 62,300 shares of Common Stock held in Mr. Rubenstein's Rollover IRA account, 20,000 shares of Common Stock held individually by Mrs. Rubenstein, 49,924 shares of Common Stock owned by Fund, 49,917 shares of Common Stock owned by Seneca, and 20,000 shares of Common Stock owned by the Foundation.

                                     Shares of         Percentage of Shares
                                   Common Stock           of Common Stock
Name                           Beneficially Owned(1)  Beneficially Owned(1)
----                           ---------------------  ---------------------

The Marilyn and Barry Rubenstein
   Family Foundation                 227,300(8)                  10.8%
Brian Rubenstein                      20,000(9)                  1.0%

      (b) By virtue of being a general partner of Woodland Partners, Seneca, and Fund, husband of Marilyn Rubenstein and a Trustee of the Foundation, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 165,000 shares of Common Stock representing approximately 7.9% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and dispose of 62,300 shares of Common Stock currently held in his Rollover IRA account, representing approximately 3.0% of the outstanding Common Stock.

            By virtue of being a general partner of Woodland Partners, wife of Barry Rubenstein, Marilyn Rubenstein may be deemed to have shared power to vote and to dispose of 207,300 shares of Common Stock representing approximately 9.9% of the outstanding Common Stock. Marilyn Rubenstein has sole power to vote and dispose of 20,000 shares of Common Stock, representing approximately 1.0% of the outstanding Common Stock.

            Woodland Partners has sole power to vote and dispose of 25,000 shares of Common Stock, representing approximately 1.2% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 202,300 shares of Common Stock, representing approximately 9.6% of the outstanding Common Stock.

            Seneca has sole power to vote and dispose of 50,000 shares of Common Stock, representing approximately 2.4% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 177,300 shares of Common Stock, representing approximately 8.4% of the outstanding Common Stock.

            Fund has sole power to vote and dispose of 50,000 shares of Common Stock, representing approximately 2.4% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 177,300 shares of Common Stock, representing approximately 8.4% of the outstanding Common Stock.

            Services may be deemed to have shared power to vote and to dispose of 227,300 shares of Common Stock, representing approximately 10.8% of the outstanding Common Stock.

--------
(8) The Foundation disclaims beneficial ownership of 25,000 shares of Common Stock owned by Woodland Partners, 62,300 shares of Common Stock held in Mr. Rubenstein's Rollover IRA account, 20,000 shares of Common Stock owned individually by Marilyn Rubenstein, 50,000 shares of Common Stock owned by Fund, and 50,000 shares of Common Stock owned by Seneca.

(9) Consists of 20,000 shares of Common Stock owned by the Foundation.

            The Foundation has sole power to vote and dispose of 20,000 shares of Common Stock, representing approximately 1.0% of the outstanding Common Stock and may be deemed to have shared power to vote and to dispose of 207,300 shares of Common Stock, representing approximately 9.9% of the outstanding Common Stock.

            (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from February 15, 1997 through March 10, 1997, inclusive.

                               Purchase or  Number of Shares (S)    Purchase or
Name of Shareholder             Sale Date    Purchased or (Sold)    Sale Price
-------------------             ---------    -------------------    ----------

Barry Rubenstein -
  Rollover IRA                   2/18/97             (8,500)           $5.16
                                 2/24/97             (3,000)           $5.09
                                 3/05/97             (6,500)           $5.13
                                 3/07/97             (2,000)           $5.13

Woodland Partners                3/10/97            (25,000)           $5.16

      The transactions were affected in the over-the-counter market.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e) Not applicable.

                                    Signature

            After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: March 11, 1997


                           /s/ Barry Rubenstein
                           -----------------------------------------------------
                           Barry Rubenstein, individually, as General Partner on behalf of Woodland Partners, Seneca Ventures, and Woodland Venture Fund, as President of Woodland Services Corp., and as Trustee of The Marilyn and Barry Rubenstein Family Foundation


                           /s/ Marilyn Rubenstein
                           -----------------------------------------------------
                           Marilyn Rubenstein

                                     *
                           -----------------------------------------------------
                           Brian Rubenstein



*By: /s/ Barry Rubenstein
     --------------------
Barry Rubenstein, Attorney-in-Fact

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).